UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34977

YOUKU TUDOU INC.

7/F, Tower B, World Trade Center

No. 36 North Third Ring Road

Dongcheng District

Beijing 100029, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU TUDOU INC.

	By:	/s/ Hugh Wu
	Name:	Hugh Wu
	Title:	Chief Financial Officer

Date: February 5, 2016

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release dated February 5, 2016